Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov . In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

NEWSCASTER SCRIPT FOR VIDEO NEWS RELEASE

Today, two leading energy companies, FPL Group and Constellation Energy, said they will merge in a $28 billion deal creating the nation's largest competitive energy supplier and second-largest electric utility.

FPL Group, based in Juno Beach, Florida, owns Florida Power & Light, Florida's largest electric utility, and also owns FPL Energy, the nation's largest wind energy producer and a leading wholesale power generation company operating in 24 states.

Constellation Energy, of Baltimore, is the number-one wholesale and retail competitive power supplier. It also operates the Baltimore Gas and Electric Company, or BGE, the nation's oldest utility.

The combined company will be known as Constellation Energy, and have dual headquarters, in Juno Beach and Baltimore.

It will have a market capitalization of about $28 billion, annual revenues of about $27 billion, total assets of $57 billion, about 5.5 million electric and gas customers in Florida and Maryland, and nearly 22,000 employees.

Heading the merged company's senior management team will be Lew Hay, head of FPL Group, who will be CEO; and Mayo Shattuck, the current head of Constellation Energy, who will be chairman.

Here's what the two CEOs had to say about the deal.

LEW HAY REMARKS FOR VIDEO NEWS RELEASE

This historic transaction will create growth potential for the combined enterprise that far exceeds what our two companies could have achieved separately.

It brings together two strong, successful industry leaders with extensive and complementary assets and skills sets, combining the best of the regulated utility and competitive energy sectors.

This combination will create the premier competitive energy company with the critical mass and requisite skill sets in every element of the competitive energy value chain.

We also will have one of the biggest and one of the fastest-growing utility businesses in the nation. And by sharing best practices and capitalizing on this added scale, we will be able to better serve our customers at Florida Power & Light and Baltimore Gas and Electric.

All of this will be supported by the strongest balance sheet among our industry peers.

MAYO SHATTUCK REMARKS FOR VIDEO NEWS RELEASE

The strategic combination of these two great companies will bring out the best in each, in ways that will drive major gains in growth, productivity and efficiency and build upon both companies' proven track record of creating shareholder value.

We will build scale in our power generation fleet by more than doubling our competitive generation assets, and will leverage that increased scale with our customer-facing businesses and world-class risk management.

Most importantly, we are creating an enterprise extraordinarily well positioned to create shareholder value by seizing growth opportunities with our unique combination of people, assets, strategic vision and financial strength.

Baltimore will continue to benefit from having Constellation Energy - a Fortune 100 company - co-headquartered in the City. And BGE will continue its long-standing tradition as the nation's oldest utility based right in Baltimore, serving the needs of more than 1.1 million gas and electric customers in Central Maryland.

Neither company expects significant job losses as a result of the merger. They're targeting completion of the deal in 9 to 12 months.